EXHIBIT 12

EXXON MOBIL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(millions of dollars)

Income from continuing operations attributable to ExxonMobil	32,580	44,880	41,060	30,460	19,280
Excess/(shortfall) of dividends over earnings of affiliates
accounted for by the equity method	3	(1,157)	(273)	(596)	(483)
Provision for income taxes	24,263	31,045	31,051	21,561	15,119
Capitalized interest	148	(67)	(159)	(126)	(25)
Noncontrolling interests in earnings of consolidated subsidiaries	868	2,801	1,146	938	378
	57,862	77,502	72,825	52,237	34,269
Fixed Charges:
Interest expense - borrowings	137	117	77	28	48
Capitalized interest	309	506	593	532	425
Rental cost representative of interest factor	612	640	721	709	909
	1,058	1,263	1,391	1,269	1,382
Total adjusted earnings available for payment of fixed charges	58,920	78,765	74,216	53,506	35,651
Number of times fixed charges are earned	55.7	62.4	53.4	42.2	25.8